AeroVironment, Inc.
181 W. Huntington Drive, Suite 202
Monrovia, CA 91016
January 18, 2007

VIA EDGAR TRANSMISSION AND FACSIMILE
(202) 772-9369
Max A. Webb
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	AeroVironment, Inc.
Registration Statement on Form S-1
File No. 333-137658
Dear Mr. Webb:
     Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of AeroVironment, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Monday, January 22, 2007 or as soon as practicable thereafter.
     The undersigned, on behalf of the Company, acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.
     Thank you for your assistance and cooperation in this matter.

Very truly yours, AeroVironment, Inc.
By:	/s/ Timothy E. Conver
Timothy E. Conver
President and Chief Executive Officer

cc:	Joshua Ravitz, Securities and Exchange Commission
Craig M. Garner, Esq., Latham & Watkins LLP
Michael E. Sullivan, Esq., Latham & Watkins LLP